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19007551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46341

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street

(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Christy D. Stoner _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation _____ , as of December _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _Christy R Stoner_____
                                                        Signature

                                            CEO/President
                                            _____
                                                        Title

_Mike W. Monk_____   MY COMMISSION EXPIRES 1-2-2023
        Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2018 and 2017

Table of Contents



DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
of Uwharrie Capital Corp and Subsidiaries

We have audited the accompanying financial statements of The Strategic Alliance Corporation (a wholly owned subsidiary of Uwharrie Bank)(the "Company"), which comprise the statements of financial condition as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 28, 2019

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

		2018		2017
ASSETS				
Cash and cash equivalents	$	464,545	$	452,173
Due from affiliates (Note C)		15,912		10,218
Cash surrender value of life insurance		583,725		580,134
Prepaid expenses		31,851		42,643
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $102,634 and $99,637 respectively		7,403		10,400
Total assets	$	1,103,436	$	1,095,568
LIABILITIES				
Accounts payable and accrued liabilities	$	168,791	$	164,527
Due to affiliates (Note C and D)		30,338		70,742
Total liabilities		199,129		235,269
STOCKHOLDER EQUITY				
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding		1,184,561		1,184,561
Additional paid-in capital		945,439		945,439
Accumulated deficit		(1,225,693)		(1,269,701)
Total stockholder equity		904,307		860,299
Total liabilities and stockholder equity	$	1,103,436	$	1,095,568

See accompanying notes to the financial statements.

4

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2018 and 2017

	2018	2017
Revenues		
Revenue share income	$ 309,566	$ 242,741
Private placement fees	-	202,250
Management fee income (Note C)	163,294	131,833
Total revenue	472,860	576,824
Expenses		
Salaries and commissions	74,039	79,480
General and administrative	347,358	333,453
Total expenses	421,397	412,933
Operating income	51,463	163,891
Other Revenues		
Interest income	1,123	387
Other	3,592	4,138
Total other revenue	4,715	4,525
Income before income tax	56,178	168,416
Income tax expense	12,170	56,560
Net Income	$ 44,008	$ 111,856

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2016	1,184,561	$1,184,561	$ 945,439	$(1,381,557)	$748,443
Net income	-	-	-	111,856	111,856
Balance, December 31, 2017	1,184,561	1,184,561	945,439	(1,269,701)	860,299
Net income	-	-	-	44,008	44,008
Balance, December 31, 2018	1,184,561	$1,184,561	$ 945,439	$(1,225,693)	$ 904,307

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities		
Net income	$ 44,008	$ 111,856
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Depreciation and amortization	2,997	2,500
Increase in cash surrender value of life insurance	(3,591)	(4,139)
Change in assets and liabilities:		
(Increase) decrease in due from affiliates	(5,694)	2,419
(Increase) decrease in prepaid expenses	10,792	7,537
Increase in accrued expenses and		
accounts payable	4,264	14,624
Increase (decrease) in due to affiliates	(40,404)	56,672
Net cash provided by operating activities	12,372	191,469
Cash flows from investing activities		
Purchase of furniture and equipment	-	(6,934)
Net cash used by investing activities	-	(6,934)
Net increase in cash and cash equivalents	12,372	184,535
Cash and cash equivalents, beginning of period	452,173	267,638
Cash and cash equivalents, end of period	$ 464,545	$ 452,173

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company also enters into contracts with customers to provide investment banking services.

A summary of the Company's significant accounting policies follows:

Recent Accounting Developments

On January I, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)"and all related amendments using the modified retrospective method. This ASU provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, and guidance on accounting for certain contract costs. The adoption of this ASU did not have an impact on revenue previously reported in prior periods or current revenue recognition practices.

Revenue and Expense Recognition

The Company's revenue share income consists of a portion of the commissions received by customers pursuant to a third party brokerage agreement with PCS. Revenue share income and related expenses are recorded on a trade-date basis, as that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement fees related to the Company's investment banking activities, are recognized as revenue upon the successful closing of the transaction, as that is when the performance obligation is complete under the agreement and the revenue can be reasonably determined as consideration amounts are not known and not subject to significant reversal.

Under an agreement with affiliates, the Company earns a management fee that is based on time spent by the Company's staff on paperwork, customer contact, execution of trades for each of the affiliates, and shared expenses, and is billed and recognized as revenue monthly.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending after December 31, 2014 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 28, 2019, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and minimum net capital requirements of $510,539 and $13,235, respectively. At December 31, 2017, the Company had net capital and minimum net capital requirements of

NOTE B - NET CAPITAL REQUIREMENTS
(Continued)

$462,507 and $15,645, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .39 to 1 and .51 to 1 at December 31, 2018, and December 31, 2017, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $163,294 and $131,833 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, amounts due the Company for such services were $15,912 and $10,218 respectively.

The Company also receives management and administrative support services from Uwharrie Bank, formerly known as Bank of Stanly, which wholly owns the Company, and from a registered investment advisor affiliated through common ownership. The Company paid $80,265 and $65,362 in 2018 and 2017, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2018 and 2017, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $30,338 and $70,742 respectively.

During 2017, the Company brokered a private placement offering in the amount of $4.1 million, producing revenue in 2017 of $202,250. Certain officers and directors of the Company's parent, Uwharrie Bank, were involved with the transaction as investors in the private placement. In addition, the Company paid $20,000 for consulting fees to affiliates of the Company for services provided related to the private placement transaction.

NOTE D – INCOME TAXES

The significant components of income tax for the years ended December 31 are summarized as follows:

	2018	2017
	(dollars in thousands)	
Current tax expense (benefit):		
Federal	$ 12,209	$ 56,968
State	-	-
Total	12,209	56,968
Deferred tax expense (benefit):		
Federal	(28)	(399)
State	(11)	(9)
Total	(39)	(408)
Net for income tax expense (benefit)	12,170	56,560

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% for 2018 and 34% for 2017 to income before income taxes is summarized below:

NOTE D – INCOME TAXES
(Continued)

	2018	2017
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ 11,797	$ 57,261
Increases (decrease) resulting from:		
Officers life insurance	2,296	3,166
State income taxes, net of federal benefit	(9)	(6)
Other	(1,914)	(3,861)
Income tax expense (benefit)	$ 12,170	$ 56,560

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2018 and 2017 are as follows:

	2018	2017
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 25,441	$ 31,854
Other	833	840
Valuation allowance	(25,441)	(31,854)
Total deferred tax assets	833	840
Deferred tax liabilities relating to:		
Premises and equipment	(1,484)	(1,529)
Total deferred tax liabilities	(1,484)	(1,529)
Net recorded deferred tax asset (liability)	$ (651)	$ (689)

At December 31, 2018, the Company had a net deferred tax asset before any valuation allowance of $24,791 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $25,411 has been established against such benefits.

At December 31, 2018, the Company has North Carolina net economic losses (NEL) totaling $1,288,156. The net economic losses have begun to expire.

SUPPLEMENTARY INFORMATION

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2018 and 2017

	2018	2017
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 198,532	$ 234,672
Minimum required net capital	$ 13,235	$ 15,645
Net capital		
Stockholder's equity	$ 904,307	$ 860,299
Deductions:		
Other receivables	15,912	10,218
Other assets	368,752	375,488
Furniture and equipment	7,403	10,400
Haircut on securities owned	1,701	1,686
Net capital	510,539	462,507
Minimum required net capital (the greater of $5,000 or 2/3% of aggregate indebtedness)	13,235	15,645
Capital in excess of minimum requirement	$ 497,304	$ 446,862
Ratio of aggregate indebtedness to net capital	.39 to 1	.51 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2018 and 2017.

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2018

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2018.



February 28, 2019

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) during the period January 1, 2018 to December 31, 2018.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

/s/ Christy Stoner	2/28/19
Christy Stoner President/CEO	Date

/s/ Misty Thornburg	2/28/19
Misty Thornburg/SVP, Operations Manager	Date



DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm

Board of Directors of
The Strategic Alliance Corporation

We have reviewed management's statements, included in the accompanying The Strategic Alliance Corporation Exemption Report, in which (1) The Strategic Alliance Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout January 1, 2018 through December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 28, 2019